Exhibit 12

 UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
In Millions of Dollars	2001	2000

Fixed Charges:
Interest expense	$316	$276
Interest capitalized	19	12
One-third of rents*	50	50

Total Fixed Charges	$385	$338
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Earnings:
Income before income taxes and minority interests	$2,272	$2,119

Fixed charges per above	385	338
Less: interest capitalized	(19)	(12)
	366	326

Amortization of interest capitalized	9	12

Total Earnings	$2,647	$2,457
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Ratio of Earnings to Fixed Charges	6.88	7.27
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* Reasonable approximation of the interest factor.